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                     May 12, 2022

       Michael Ferrantino
       Chief Executive Officer
       The LGL Group, Inc.
       2525 Shader Road
       Orlando, Florida 32804

                                                        Re: The LGL Group Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 14,
2022
                                                            File No. 001-00106

       Dear Mr. Ferrantino:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing